SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2002

WILLIS GROUP HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Ten Trinity Square
London EC3P 3AX, England
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

Form 20-F [x]        Form 40-F [  ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [  ]        No [x]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SIGNATURES

Contact:

		Investors:	Kerry K. Calaiaro

+1 212 837-0880

Email: calaiaro_ke@willis.com

News Release		Media:	Nicholas Jones

+ 44 20 7488-8190

Email: jonesnr@willis.com

Dan Prince

+1 212 837-0806

Email: prince_da@willis.com

WILLIS GROUP HOLDINGS ANNOUNCES RESULTS FROM ANNUAL MEETING OF STOCKHOLDERS

New York, NY, May 3, 2002 – Joe Plumeri, Chairman and Chief Executive Officer of Willis Group Holdings Limited (NYSE: WSH), the global insurance broker, outlined the corporation’s progress through 2001 and reflected on first quarter 2002 results at the company’s Annual Meeting of Shareholders which was held on May 3, 2002 in New York City.

“2001 was a tremendous year for Willis — for our shareholders, our clients and our Associates around the world,” said Mr. Plumeri. “It was a year of expansion, progress and strategic repositioning. We are energized by the progress we have made and the momentum we have sustained through the first quarter of 2002. We will continue our mission to be the world’s best broker, armed with a unified vision and purpose to build a great sales and service culture for success in all market environments.”

Commenting on Willis’ first quarter 2002 results which were released earlier in the week, Mr. Plumeri said, “Our strong quarterly financial performance reflects our efforts to build the sales culture and leverage the strengths of our global resources. Our performance demonstrates our ability to consistently grow revenues, maintain disciplined expenses, expand margins, and bring those revenues to the bottom line.”

At the meeting, shareholders:

adopted the Financial Statements for the year ended December 31, 2001 and Auditors’ Report thereon re-appointed Deloitte & Touche as auditors until the close of the next Annual General Meeting of Shareholders and authorized the Board of Directors to fix the auditors remuneration, and elected all Directors until the close of the next Annual General Meeting of Shareholders.

In response to a question raised at the meeting about the company’s role in placing the property and casualty insurance on the World Trade Center complex, Mr. Plumeri expressed his pride in the entire Willis team that placed the insurance and is involved in the claims settlement process. Quoting from a recently released public statement by Silverstein Properties, Mr. Plumeri read the following:

“Silverstein’s broker, Willis, did an extraordinary job in placing one of the largest insurance programs in the history of the United States real estate industry to protect the World Trade Center. The Silverstein interests are entirely satisfied with the outcome of Willis’ efforts.”

Willis Group Holdings is a leading global insurance broker, developing and delivering professional insurance, reinsurance, risk management, financial and human resource consulting and actuarial services to corporations, public entities and institutions around the world. With over 300 offices in about 80 countries, its global team of 13,000 associates serves clients in 180 countries. Willis has particular expertise in serving the needs of clients in such major industries as construction, aerospace, marine and energy. In June 2001 the Group returned to public ownership and is listed on the New York Stock Exchange (NYSE: WSH). Additional information on Willis may be found on its web site www.willis.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLIS GROUP HOLDINGS LIMITED

By:	/s/ Mary E. Caiazzo Mary E. Caiazzo Assistant General Counsel

Date: May 6, 2002